JCDecaux

05011109

82-34631

United States Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, 5th September 2005

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File ~~**82-5247**~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 5th September 2005 in relation to MCDecaux becoming n°1 in shopping centre advertising through exclusive 15-year contract with Ito Yokado.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours,

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

PROCESSED
SEP 12 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED
SEP 07 2005
WASH, D.C.

Enc.

dlw 9/12

FILE 82-5247

JCDecaux

JAPAN:

MCDecaux becomes n°1 in shopping centre advertising through exclusive 15-year contract with Ito Yokado.

Out of Home Media

Paris, 5 September 2005 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and number two worldwide, announced today that Ito Yokado has awarded **MCDecaux,** a joint venture between JCDecaux SA (60%) and Mitsubishi Corporation (40%), an exclusive 15-year contract for the installation of state of the art advertising displays in its shopping centres.

The contract with Ito Yokado, which owns 116 shopping centres in the Greater Tokyo region out of 179 in Japan, provides MCDecaux with a strong position in the heart of the Japanese capital.

MCDecaux advertising network, Mallscape, will combine regional Malls and Shopping Centers from Ito Yokado and Aeon, the two Japan's leading shopping centre operators.

The installation of 50 Ito-Yokado Shopping Centers is planned in the next years.

MCDecaux plans to equip in total 150 shopping centres (70 Aeon Group & 7 Ito Yokado currently) with 2,000 Mallscape advertising faces to reach every month more than 65 million people, primarily women and their family.

Jean-Charles Decaux, Co-Chief Executive Officer of JCDecaux *stated: "Following the signing of the bus shelter advertising contracts for Yokohama and Nagoya, two of the four most populated and dynamic cities in the country, this new contract underlines the strength of our Mallscape offer in Japan. It will enable JCDecaux to create a successful outdoor advertising network, combining city centre bus shelters with state of the art advertising panels in the leading shopping centres. It also gives us the opportunity to accelerate our growth in the second largest advertising market in the world. »*

Key Information on the Group

- *2004 revenues: €1,627.3 million ; H1 2005 revenues : €833.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Communications Management
Press relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

General Finance Management
Investor relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr